As filed with the Securities and Exchange Commission on August 5, 2004

Registration No. 333- _

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Exact Name of Registrant as Specified in Its Charter)

Florida (State or Other Jurisdiction of Incorporation or Organization)	65-0701248 (I.R.S. Employer Identification Number)

590 Madison Avenue, 34th Floor
New York, NY 10022
(212) 409-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Charles I. Johnston, President and Chief Executive Officer
Ladenburg Thalmann Financial Services Inc.
590 Madison Avenue, 34th Floor
New York, NY 10022
(212) 409-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David Alan Miller, Esq.
Graubard Miller
600 Third Avenue
New York, New York 10016
(212) 818-8800
(212) 818-8881 — Facsimile

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of Shares to be		Proposed Maximum Offering	Proposed Maximum Aggregate	Amount
Registered	Amount to be Registered(1)	Price Per Share(2)	Offering Price	of Registration Fee
Common stock, par value $0.0001 per share(3)	2,000,000	$0.55	$1,100,000	$139.37

TOTAL FEE				$139.37

(1)	Pursuant to Rule 416, there are also being registered additional shares of common stock which may be issued or distributed as a result of a dividend, stock split or other distribution with respect to the shares of common stock registered in this registration statement.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee, based upon the average of the high and low prices of the common stock as reported by The American Stock Exchange on July 28, 2004, in accordance with Rule 457(c) of the Securities Act of 1933.

(3)	Represents shares of common stock to be sold from time to time for the account of several individuals. These shares were issued by us in private transactions that were consummated on July 8, 2004.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. None of the selling shareholders may sell these securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus
Subject to Completion, August 5, 2004

LADENBURG THALMANN FINANCIAL SERVICES INC.

2,000,000 shares of common stock

     This prospectus relates to up to 2,000,000 shares of our common stock that may be offered for resale for the account of the selling shareholders set forth in this prospectus under the heading “Selling Shareholders” beginning on page 14. The selling shareholders may sell these shares in a variety of transactions as described under the heading “Plan of Distribution” beginning on page 15.

     Our common stock is traded on the American Stock Exchange under the symbol “LTS.” On August 4, 2004, the last reported sale price of our common stock was $.64.

     We will not receive any proceeds from the sale of the shares covered by this prospectus.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of information that should be considered in connection with an investment in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________ __, 2004

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

     We are engaged in retail and institutional securities brokerage, investment banking services and investment activities through our principal operating subsidiary, Ladenburg Thalmann & Co. Inc. We are committed to establishing a significant presence in the financial services industry by meeting the varying investment needs of our corporate, institutional and retail clients.

     Ladenburg Thalmann & Co. is a full service broker-dealer that has been a member of the New York Stock Exchange since 1879. It provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, investment management, brokerage and trading professionals. Ladenburg is subject to regulation by, among others, the Securities and Exchange Commission, the NYSE and the National Association of Securities Dealers, Inc. and is a member of the Securities Investor Protection Corporation. Ladenburg Thalmann & Co. currently has approximately 190 registered representatives and approximately 50 other full time employees. Its private client services and institutional sales departments serve approximately 70,000 accounts nationwide and its asset management area provides investment management and financial planning services to numerous individuals and institutions.

Arbitration Settlements

     In July 2004, we entered into several settlement agreements with certain individuals who had brought arbitration claims against Ladenburg Thalmann & Co. and Ladenburg Capital Management Inc., one of our former operating subsidiaries, arising out of customer complaints relating to their activities as broker-dealers. In connection with those settlement agreements, we agreed, among other things, to issue a total of 2,000,000 shares of our common stock to the plaintiffs and their lawyers in such actions and to register the resale of those shares. We are filing a registration statement of which this prospectus forms a part of to comply with our obligations to those plaintiffs. For a more detailed discussion of what we are registering by this prospectus, see the section entitled “Selling Shareholders” beginning on page 14.

Debt Conversion Agreement

     We are currently re-examining our capital needs to support our liquidity and capital base for the near term. If required, we may seek to raise additional capital through equity financings or borrowing additional funds on a short-term basis from our significant shareholders or through other available sources. At our 2004 Annual Meeting of Shareholders, which was tentatively scheduled to take place during the second quarter of 2004, we were going to ask our shareholders to approve the previously announced Debt Conversion Agreement with New Valley Corporation and Frost-Nevada Investments Trust, the holders of our outstanding senior convertible promissory notes. The meeting has now been delayed until we can determine our capital needs including, among other things, the evaluation of certain contingent matters described elsewhere. Upon completion of this determination, we will proceed with the 2004 Annual Meeting of Shareholders and the Debt Conversion Agreement as our management deems appropriate.

Corporate History

     We were incorporated under the laws of the State of Florida in February 1996. Ladenburg Thalmann & Co. was incorporated under the laws of the State of Delaware in December 1971 and became our wholly owned subsidiary in May 2001. Our principal executive offices, as well as those of Ladenburg Thalmann & Co., are located at 590 Madison Avenue, New York, New York 10022 and both of our telephone numbers are (212) 409-2000. Ladenburg Thalmann & Co. has currently branch offices located in Melville, New York, Boca Raton, Florida, Great Neck, New York, Los Angeles, California, New York, New York and Irvine, California. Ladenburg Thalmann Europe, Ltd., a wholly-owned subsidiary of Ladenburg Thalmann & Co., is a retail brokerage firm regulated by the Financial Services Authority which maintained an office in London, England, but is currently operating out of Ladenburg Thalmann & Co.’s principal executive office. Ladenburg Thalmann & Co. maintains a website located at www.ladenburg.com.

RISK FACTORS

     You should carefully consider the risks described below before you decide to invest in our company. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our common stock could decline because of any one of these risks, and you may lose all or part of your investment.

We have incurred, and may continue to incur, significant operating losses.

     We incurred significant losses from operations during each of the past three years. We cannot assure you that we will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis or that profitability, if achieved, will be sustained. If we are unable to achieve or sustain profitability, we may not be financially viable in the future and may have to curtail, suspend or cease additional operations.

If we are unable to repay our outstanding indebtedness obligations when due, our operations may be materially adversely affected.

     At March 31, 2004, we had an aggregate of $29,500,000 of indebtedness, $20,000,000 (plus an additional $3,616,000 of accrued interest at March 31, 2004) of which is secured by our stock of our principal operating subsidiary, Ladenburg Thalmann & Co., and matures on December 31, 2005. The holders of our secured indebtedness have agreed to forbear receiving interest on the debt until January 15, 2005 and recently agreed to convert such indebtedness into shares of our common stock, subject to shareholder approval. However, our 2004 Annual Meeting of Shareholders, at which our shareholders were going to be asked to approve the debt conversion agreement, has been delayed. If we need to amend the terms of the debt conversion agreement or if our shareholders do not approve the debt conversion agreement, the conversion may not occur. We cannot assure you that our operations will generate funds sufficient to repay our other existing debt obligations as they come due. Our failure to repay our indebtedness and make interest payments as required by our debt obligations could have a material adverse affect on our operations.

We are currently subject to extensive securities regulation and the failure to comply with these regulations could subject us to penalties or sanctions.

     The securities industry and our business is subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including the NYSE, the NASD and the Municipal Securities Rulemaking Board. The regulatory environment is also subject to change and we may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

     Ladenburg Thalmann & Co. is a registered broker-dealer with the SEC and a member firm of the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including:

•	sales methods and supervision;

•	trading practices among broker-dealers;

•	use and safekeeping of customers’ funds and securities;

•	capital structure of securities firms;

•	record keeping; and

•	the conduct of directors, officers and employees.

Compliance with many of the regulations applicable to us involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD Regulation, Inc., the regulatory arm of the NASD, and the NYSE, which are our primary regulatory agencies. NASD Regulation and the NYSE adopt rules, subject to approval by the SEC, that govern its members and conducts periodic examinations of member firms’ operations.

     If we are found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against us that may result in:

•	censure;

•	fine;

•	civil penalties, including treble damages in the case of insider trading violations;

•	the issuance of cease-and-desist orders;

•	the deregistration or suspension of our broker-dealer activities;

•	the suspension or disqualification of our officers or employees; or

•	other adverse consequences.

     The imposition of any of these or other penalties could have a material adverse effect on our operating results and financial condition.

     In May 2004, the NASD contacted Ladenburg Thalmann & Co. regarding an informal investigation into past activities by it, Ladenburg Capital Management and certain of their employees involving potential violations of NASD Rule 2440 and NASD Interpretive Memorandum 2440(c)(5) relating to fair prices and commissions. This investigation is still ongoing and no formal proceedings have been initiated to date. If we are forced to pay significant damages with respect to this investigation, or if any of our key employees are suspended or disqualified from practicing in the securities industry for a substantial period of time, it could have a material adverse effect on our operations and financial condition.

We may incur significant losses from trading and investment activities due to market fluctuations and volatility.

     We generally maintain trading and investment positions in the equity markets. To the extent that we own assets, i.e., have long positions, in those markets, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets that we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

     We may from time to time have a trading strategy consisting of holding a long position in one security and a short position in another security from which we expect to earn revenues based on changes in the relative value of the two securities. If, however, the relative value of the two securities changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

We may need to raise additional funds in the near future.

     As of March 31, 2004, we had cash and cash equivalents of approximately $3,808,000. Our capital requirements continue to be adversely affected by our inability to generate cash from operations and we have been forced to rely on borrowings in order to generate working capital for our operations. We are currently re-examining our capital needs to support our liquidity and capital base for the near term. Accordingly, we may need to raise additional capital through other available sources, including through equity offerings or borrowing additional funds on a short-term basis from third parties, including our current debtholders, shareholders and clearing broker. If we continue to be unable to generate cash from operations and are unable to find sources of funding, it would have an adverse impact on our liquidity and operations.

Our expenses may increase due to unresolved real estate commitments.

     Ladenburg Capital Management may have potential liability under a terminated lease for office space in New York City which it was forced to vacate during 2001 due to the events of September 11, 2001. Ladenburg Capital Management no longer occupies the space and believes it has no further lease obligation pursuant to the terms of the lease. This lease, which, had it not terminated as a result of the events of September 11, 2001, would have expired by its terms in March 2010, provides for future minimum payments aggregating approximately $4,182,000 at March 31, 2004, payable $483,000 in 2004, $703,000 per year from 2005 through 2008 and $879,000 thereafter. Ladenburg Capital Management is currently in litigation with the landlord in which it is seeking judicial determination of the termination of the lease. However, the lawsuit has been stayed due to the landlord’s bankruptcy filing. If Ladenburg Capital Management is not successful in this litigation, it plans to sublease the property. Ladenburg Capital Management has provided for estimated costs in connection with this lease and has recorded a liability at March 31, 2004. Additional costs may be incurred in connection with terminating this lease, or if not terminated, to the extent of foregone rental income in the event Ladenburg Capital Management does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Capital Management’s financial position and liquidity.

     In May 2003, Ladenburg Thalmann & Co. relocated approximately 95 of its employees from its New York City office to its Melville, New York office. As a result of this move, Ladenburg Thalmann & Co. ceased using one of the several floors it occupies in its New York City office, and the net book value of the leasehold improvements was written off. In accordance with SFAS No. 146, as estimated future sublease payments that could be reasonably obtained for the property exceed related rental commitments under the lease, amounting to $15,113,000 as of March 31, 2004, no liability for costs associated with vacating the space has been provided. Additional costs may be incurred, to the extent of foregone rental income in the event Ladenburg Thalmann & Co. does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Thalmann & Co.’s financial position and liquidity.

Our business could be adversely affected by a breakdown in the financial markets.

     As a securities broker-dealer, our business is materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Many factors or events could lead to a breakdown in the financial markets including war, terrorism, natural catastrophes and other types of disasters. These types of events could cause people to begin to lose confidence in the financial markets and their ability to function effectively. If the financial markets are unable to effectively prepare for these types of events and ease public concern over their ability to function, our revenues are likely to decline and our operations will be adversely affected.

Our revenues may decline in adverse market or economic conditions.

     During the past several years, unfavorable financial and economic conditions have reduced the number and size of the transactions in which we provide underwriting services, merger and acquisition consulting and other services. Our investment banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and therefore have been adversely affected by the sustained downturn in the securities markets. Additionally, the downturn in market conditions led to a decline in the volume of transactions that we executed for our customers and, therefore, to a decline in the revenues we received from commissions and spreads. If these adverse financial and economic conditions persist, we will incur a further decline in transactions and revenues that we receive from commissions and spreads.

We depend on our senior employees and the loss of their services could harm our business.

     Our success is dependent in large part upon the services of several of our senior executives and employees, including those of Ladenburg Thalmann & Co. We do not maintain and do not intend to obtain key man insurance on the life of any executive or employee. If our senior executives or employees terminate their employment with us and we are unable to find suitable replacements in relatively short periods of time, our operations may be materially and adversely affected.

We face significant competition for professional employees.

     From time to time, individuals we employ may choose to leave our company to pursue other opportunities. We have experienced losses of registered representatives, trading and investment banking professionals in the past, and the level of competition for key personnel remains intense. We cannot assure you that the loss of key personnel will not occur again in the future. The loss of a registered representative or a trading or investment banking professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect our operating results.

Our principal shareholders, including our directors and officers, control a large percentage of our shares of common stock and can significantly influence our corporate actions.

     At the present time, our executive officers, directors and companies that these individuals are affiliated with beneficially own approximately 32.6% of our common stock. Accordingly, these individuals and entities will be able to significantly influence most, if not all, of our corporate actions, including the election of directors and the appointment of officers. Additionally, this ownership of our common stock may make it difficult for a third party to acquire control of us, therefore possibly discouraging third parties from seeking to acquire us. A third party would have to negotiate any possible transactions with these principal shareholders, and their interests may be different from the interests of our other shareholders. This may depress the price of our common stock.

The American Stock Exchange may delist our common stock from quotation on its exchange.

     Our common stock is currently quoted on the American Stock Exchange (“Exchange”). In order to continue quotation of our common stock, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (usually between $2 million and $4 million) and a minimum number of public shareholders (usually 300 shareholders or 200,000 shares held by our non-affiliates). Additionally, our common stock cannot have what is deemed to be a “low selling price” as determined by the Exchange.

     In November 2003, we received notice from the Exchange indicating that we were below certain of the continued listing standards of the Exchange, specifically that we had sustained losses in two of its three most recent fiscal years with shareholders’ equity of less than $2 million, as set forth in Section 1003(a)(i) of the Exchange’s Company Guide. We were afforded an opportunity to submit our plan to regain compliance with the continued listing standards to the Exchange and did so in December 2003. Upon acceptance of the plan, the Exchange provided us with the extension until May 13, 2005 to regain compliance and will allow us to maintain our listing on the Exchange through the plan period, subject to periodic review of our progress by the Exchange’s staff. If we do not make progress consistent with the plan or regain compliance with the continued listing standards by the end of the extension period, the Exchange could initiate delisting procedures.

     Additionally, on August 4, 2004, the last reported sale price of our common stock was $.64. If the Exchange determines that this is a “low selling price,” it may require us to effect a reverse split or suspend or remove our common stock from listing on the Exchange. In determining whether a reverse split or suspension or removal is appropriate, the Exchange will consider all pertinent factors including market conditions in general, the number of shares outstanding, plans which may have been formulated by management, applicable regulations of the state or country of incorporation or of any governmental agency having jurisdiction over the company and the relationship to other Exchange policies regarding continued listing.

     If the Exchange delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

•	a limited availability of market quotations for our common stock;

•	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

We may lose customers and our revenues may decline due to our lack of Internet brokerage service capability.

     A growing number of brokerage firms offer Internet brokerage services to their customers in response to increased customer demand for these services. While we intend to offer Internet brokerage services in the future, we may not be able to offer services that will appeal to our current or prospective customers and these services may not be profitable. Our failure to commence Internet brokerage services in the near future could have a material adverse effect on our business including the loss of our existing customers to competitors that do offer these services. Additionally, if we commence Internet brokerage services but are unable to attract customers for those services, our revenues will decline.

We rely on one primary clearing broker and the termination of the agreement with this clearing broker could disrupt our business.

     Ladenburg Thalmann & Co. primarily uses one clearing broker to process its securities transactions and maintain customer accounts on a fee basis. The clearing broker also provides billing services, extends credit and provides for control and receipt, custody and delivery of securities. In November 2002, we renegotiated a clearing agreement with one of our clearing brokers whereby this clearing broker became our primary clearing broker, clearing substantially all of our business. In addition, under the new clearing agreement, an affiliate of the clearing broker loaned us an aggregate of $3,500,000 in December 2002 with various terms and maturing at various dates through December 2006. As scheduled, in November 2003, $1,500,000 of principal, together with accrued interest of approximately $90,000, was forgiven. The remaining $2,000,000 of principal balance of the loans is scheduled to be forgiven as follows: approximately $667,000 in November 2004, $667,000 in November 2005 and $666,000 in November 2006. Accrued interest on these loans as of March 31, 2004 was approximately $111,000. Upon the forgiveness of the loans, the forgiven amount is accounted for as other revenue. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand.

     Ladenburg Thalmann & Co. depends on the operational capacity and ability of the clearing broker for the orderly processing of transactions. In addition, by engaging the processing services of a clearing firm, Ladenburg Thalmann & Co. is exempt from some capital reserve requirements and other regulatory requirements imposed by federal and state securities laws. If the clearing agreement is terminated for any reason, we would be forced to find an alternative clearing firm. We cannot assure you that we would be able to find an alternative clearing firm on acceptable terms to us or at all.

Our clearing broker extends credit to our clients and we are liable if the clients do not pay.

     Ladenburg Thalmann & Co. permits its clients to purchase securities on a margin basis or sell securities short, which means that the clearing firm extends credit to the client secured by cash and securities in the clients’ account. During periods of volatile markets, the value of the collateral held by the clearing broker could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, the clearing broker sells or buys securities at prevailing market prices, and may incur losses to satisfy client obligations. Ladenburg Thalmann & Co. has agreed to indemnify the clearing broker for losses it may incur while extending credit to its clients.

We are subject to various risks associated with the securities industry.

     As a securities broker-dealer, Ladenburg Thalmann & Co. is subject to uncertainties that are common in the securities industry. These uncertainties include:

•	the volatility of domestic and international financial, bond and stock markets, as demonstrated by recent disruptions in the financial markets;

•	extensive governmental regulation;

•	litigation;

•	intense competition;

•	substantial fluctuations in the volume and price level of securities; and

•	dependence on the solvency of various third parties.

As a result, revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low volume, profitability is impaired because certain expenses remain relatively fixed. Ladenburg Thalmann & Co. is much smaller and has much less capital than many competitors in the securities industry. In the event of a market downturn, our business could be adversely affected in many ways. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

Our risk management policies and procedures may leave us exposed to unidentified risks or an unanticipated level of risk.

     The policies and procedures we employ to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. We cannot assure you that our policies and procedures will effectively and accurately record and verify this information.

     We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. We believe that we effectively evaluate and manage the market, credit and other risks to which we are exposed. Nonetheless, the effectiveness of our ability to manage risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in earnings, increases in our credit risk to customers as well as to third parties and increases in general systemic risk.

Credit risk exposes us to losses caused by financial or other problems experienced by third parties.

     We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include:

•	trading counterparties;

•	customers;

•	clearing agents;

•	exchanges;

•	clearing houses; and

•	other financial intermediaries as well as issuers whose securities we hold.

These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from:

•	holding securities of third parties;

•	executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and

•	extending credit to clients through bridge or margin loans or other arrangements.

Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues and perhaps our ability to borrow in the credit markets.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

     The securities industry is rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Some of our competitors also offer a wider range of services and financial products than we do and have greater name recognition and a larger client base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. They may also be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. We may not be able to compete effectively with current or future competitors and competitive pressures faced by us may harm our business.

The precautions we take to prevent and detect employee misconduct may not be effective and we could be exposed to unknown and unmanaged risks or losses.

     We run the risk that employee misconduct could occur. Misconduct by employees could include:

•	employees binding us to transactions that exceed authorized limits or present unacceptable risks to us;

•	employees hiding unauthorized or unsuccessful activities from us; or

•	the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged risks or losses to us including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If employee misconduct does occur, our business operations could be materially adversely affected.

Failure to comply with net capital requirements could subject us to suspension or revocation by the SEC or suspension or expulsion by the NASD and the NYSE.

     Ladenburg Thalmann & Co. is subject to the SEC’s net capital rule which requires the maintenance of minimum net capital. We compute net capital under the alternate method permitted by the net capital rule. Under this method, Ladenburg Thalmann & Co. is required to maintain net capital equal to $250,000. The net capital rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer’s position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer’s net capital. The net capital rule requires that a broker-dealer maintain a certain minimum level of net capital. The particular levels vary in application depending upon the nature of the activity undertaken by a firm. Compliance with the net capital rule limits those operations of broker-dealers which require the intensive use of their capital, such as underwriting commitments and principal trading activities. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business. The NASD and the NYSE may enter the offices of a broker-dealer at any time, without notice, and calculate the firm’s net capital. If the calculation reveals a deficiency in net capital, the NASD may immediately restrict or suspend certain or all of the activities of a broker-dealer, including its ability to make markets. Ladenburg Thalmann & Co. may not be able to maintain adequate net capital, or its net capital may fall below requirements established by the SEC, and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

Risk of losses associated with securities laws violations and litigation.

     Many aspects of our business involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions with respect to underwriters’ liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. Our underwriting activities will usually involve offerings of the securities of smaller companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies. In comparison with more established companies, smaller companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits or not at all, and to become insolvent. Each of these factors increases the likelihood that an underwriter of a smaller companies’ securities will be required to contribute to an adverse judgment or settlement of a securities lawsuit.

     In the normal course of business, our operating subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In general, the cases involve various allegations that our employees had mishandled customer accounts. We believe that, based on our historical experience and the reserves established by us, the resolution of the claims presently pending will not have a material adverse effect on our financial condition. However, although we typically reserve an amount we believe will be sufficient to cover any damages assessed against us, we have in the past been assessed damages that exceeded our reserves. If we misjudged the amount of damages that may be assessed against us from pending or threatened claims, or if we are unable to adequately estimate the amount of damages that will be assessed against us from claims that arise in the future and reserve accordingly, our financial condition may be materially adversely affected.

Possible additional issuances will cause dilution.

     While we currently have outstanding 46,383,167 shares of common stock, options to purchase a total of 10,336,890 shares of common stock, warrants to purchase a total of 200,000 shares of common stock and senior convertible promissory notes convertible into 11,296,746 shares of common stock (assuming the debt conversion agreement is not implemented and not including accrued interest on the notes), we are authorized to issue up to 200,000,000 shares of common stock and are therefore able to issue additional shares without being required under corporate law to obtain shareholder approval. If we issue additional shares, or if our existing shareholders exercise or convert their outstanding options or notes, our other shareholders may find their holdings drastically diluted, which if it occurs, means that they will own a smaller percentage of our company.

We may issue preferred stock with preferential rights that may adversely affect your rights.

     The rights of our shareholders will be subject to and may be adversely affected by the rights of holders of any preferred stock that we may issue in the future. Our articles of incorporation authorize our board of directors to issue up to 2,000,000 shares of “blank check” preferred stock and to fix the rights, preferences, privilege and restrictions, including voting rights, of these shares without further shareholder approval.

WARNING REGARDING OUR USE OF FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus are forward-looking that relate to possible future events, our future performance and our future operations. In some cases, you can identify these forward-looking statements by the use of words such as “may,” “will,” “should,” “anticipates,” “believes,” “expects,” “plans,” “future,” “intends,” “could,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions. These statements are only our predictions. Our actual results could and likely will differ materially from these forward-looking statements for many reasons, including the risks described above and appearing elsewhere in this prospectus. We cannot guarantee future results, levels of activities, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling shareholders.

SELLING SHAREHOLDERS

     The following table provides certain information with respect to the selling shareholders’ beneficial ownership of our common stock as of August 4, 2004 and as adjusted to give effect to the sale of all of the shares offered by this prospectus. Except as otherwise indicated, the number of shares reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each of the selling shareholders possesses sole voting and investment power with respect to the securities shown.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before Offering			After Offering
				Number
	Number of		Number of Shares	of
Name	Shares	Percentage	Offered	Shares	Percentage
James M. Bero and Mary C. Bero, JTWROS	29,555	*	29,555	0	0

Dr. Crayton Walker	155,963	*	155,963	0	0

Craig L. Brooks	59,111	*	59,111	0	0

J. Scott Dennis	82,111	*	82,111	0	0

Silvia Fishbaum	49,875	*	49,875	0	0

Michael D. Leveto TTEE of the Michael D. Leveto Living Trust	167,407	*	167,407	0	0

Bradley Nord	29,555	*	29,555	0	0

Mark A. Whittier	16,445	*	16,445	0	0

Michael S. Odom	13,149	*	13,149	0	0

Brian J. O’Neil	88,667	*	88,667	0	0

Terry Overholser	270,926	*	270,926	0	0

Charles Terry Shook	6,166	*	6,166	0	0

Cathy S. Serb and John A. Serb JTTEN	6,593	*	6,593	0	0

Bobby Scott	361,296	*	361,296	0	0

Michael Huberman	525,168	1.1%	525,168	0	0

Page Perry, LLC	138,013	*	138,013	0	0

*	Less than 1%.

     In July 2004, we entered into several settlement agreements with the individuals listed above who had brought arbitration claims against Ladenburg Thalmann & Co. and Ladenburg Capital Management Inc., one of our former operating subsidiaries, arising out of customer complaints relating to their activities as broker-dealers. In connection with those settlement agreements, Ladenburg Capital Management paid to the plaintiffs a total of $1,500,000 in cash upon execution of the agreements and agreed to pay them a total of $400,000 in cash due in four equal annual installments of $100,000 on each of July 15, 2005, 2006, 2007 and 2008.The agreements included the settlement of a previously disclosed October 2003 arbitration award for $1,100,000 which we were seeking to have vacated. We also issued a total of 2,000,000 shares of our common stock to the plaintiffs and their lawyers in such actions and agreed to register the resale of such shares hereunder. If this registration statement is not declared effective by the Securities Exchange Commission within 150 days from the date of execution of the agreements, the plaintiffs may elect to revoke their settlements and reopen their claims against Ladenburg Thalmann & Co. and Ladenburg Capital Management (provided they return the funds and stock paid by us to them).

PLAN OF DISTRIBUTION

     The sale or distribution of the common stock may be effected directly to purchasers by the selling shareholders, or by any donee, pledgee or transferee of the selling shareholders as principals, or through one or more underwriters, brokers, dealers or agents from time to time in one or more public or private transactions by any legally available means, including:

•	block trades;

•	on the American Stock Exchange or in the over-the-counter market;

•	otherwise than on the American Stock Exchange or in the over-the-counter market;

•	through the writing of put or call options relating to the common stock;

•	entering into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the selling shareholders;

•	entering into option or loan transactions that require the selling shareholder to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer’s own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer;

•	engaging in short sales of the common stock and delivering shares to cover such short positions;

•	the pledging of common stock to a broker-dealer and upon the default by the selling shareholder on the pledge the broker-dealer may sell the pledged shares in accordance with this prospectus;

•	through the distribution of the common stock by any selling shareholder to its partners, members or shareholders; or

•	through a combination of these methods of sale.

     Any of these transactions may be effected:

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated or fixed prices.

     If the selling shareholders effect transactions to or through underwriters, brokers, dealers or agents, these underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or purchasers. These discounts, concessions or commissions may be in excess of those customary for the types of transactions involved. However, no NASD member or independent broker-dealer will receive a commission or discount in excess of eight percent.

     The selling shareholders and any broker, dealer or agent that assists in the sale of the common stock may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act. Accordingly, any profit on the sale of common stock by them and any discounts, concessions or commissions received by any of the underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Selling shareholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act. In these cases, they must meet the criteria and conform to the requirements of that rule.

     We will pay all of the costs, expenses and fees incident to the registration of the shares offered under this prospectus. The selling shareholders are responsible for any costs, expenses and fees related to the offer and sale of the common stock to the public, including brokerage commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York.

EXPERTS

     Our financial statements as of December 31, 2003 and 2002 and for each of the years in the two-year period ended December 31, 2003, have been audited by Eisner LLP, an independent registered public accounting firm, to the extent indicated in their report dated February 5, 2004, except for the fifth and sixth paragraphs of Note 13, as to which the date is March 29, 2004. Our consolidated financial statements for the year ended December 31, 2001 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, to the extent indicated in their report dated March 22, 2002. Our financial statements are incorporated by reference in this prospectus in reliance upon the respective reports of Eisner LLP and PricewaterhouseCoopers LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities are sold:

•	annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	quarterly report on Form 10-Q for the quarter ended March 31, 2004;

•	our current report on Form 8-K dated July 21, 2004 and filed with the SEC on August 5, 2004; and

•	the description of our common stock contained in our registration statement on Form 8-A (No. 1-15799) filed with the SEC pursuant to Section 12(b) of the Exchange Act.

     Potential investors may obtain a copy of any of our SEC filings without charge by written or oral request directed to Ladenburg Thalmann Financial Services Inc., Attention: Investor Relations, 590 Madison Avenue, 34th Floor, New York, New York 10022, (212) 409-2000.

PART TWO

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by us in connection with the distribution of the securities being registered are as follows:

SEC Registration and Filing Fee	$140
NASD Registration and Filing Fee	610
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Printing	500
Miscellaneous	3,750

TOTAL	$20,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the 1989 Business Corporation Act of the State of Florida empowers a Florida corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against liability, judgments, settlements, penalties, fines (including excise taxes assessed with respect to any employee benefit plan), and expenses (including counsel’s fees) actually and reasonably incurred in connection with the proceeding and any subsequent appeals, if he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 607.0850 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, in any of the capacities set forth above against expenses (including counsel’s fees) and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of the proceeding or any subsequent appeals, if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any claim, issue, or matter as to which the person is adjudged to be liable to the corporation, indemnification is not permitted unless, and only to the extent that, the court in which the proceeding was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the court deems proper.

     Section 607.0850 further provides:

•	that a Florida corporation is required to indemnify a director, officer, employee, or agent against expenses (including counsel’s fees) actually and reasonably incurred by the person in connection with any proceeding or in defending any claim, issue, or matter involved in the proceeding as to which the person has been successful on the merits or otherwise;

•	that indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled;

•	that indemnification provided for by Section 607.0850 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the person’s heirs, executors, and administrators; and

•	that a Florida corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against liability under Section 607.0850.

A Florida corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct. The determination is to be made:

•	by the board of directors upon majority vote of a quorum consisting of directors who were not party to the proceeding;

•	if a quorum is not obtainable, or, even if obtainable, by majority vote of a committee consisting solely of two or more directors who are not parties to the proceeding at the time, duly designated by the board of directors (in which interested directors may participate);

•	by independent legal counsel selected by majority vote of the board of directors who were not party to the proceeding or a committee so designated by the board of directors; or

•	by shareholders upon majority vote of a quorum consisting of shareholders who were not parties to the proceeding or, if a quorum is not obtainable, by a majority vote of shareholders who were not parties to the proceeding.

     Article XI of our articles of incorporation, as amended, and Article VII of our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law, as now in effect or later amended. Article VII of our bylaws provides that expenses incurred by a director or officer in defending a civil or criminal action, suit, or proceeding may be paid by us in advance of a final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the advanced amount if he or she is ultimately found not to be entitled to indemnification.

     We may provide liability insurance for each of our directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers. We currently maintain this type of liability insurance.

     Additionally, we have entered into indemnification agreements with all of our directors and officers whereby we have agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law. The indemnification agreements will continue until and terminate upon the later of (i) ten years after the date that the indemnitee has ceased to serve as a director or officer for us or (ii) the final termination of all pending proceedings in respect of which the indemnitee is granted rights of indemnification or advancement of expenses or any proceeding commenced by the indemnitee.

Item 16. EXHIBITS

Incorporated
By Reference from
Exhibit Number	Description	Document	No. in Document	Page
5.1	Opinion of Graubard Miller	—	—	Filed Herewith

10.1	Form of Settlement Agreement and General Release	—	—	Filed Herewith

23.1	Consent of Eisner LLP	—	—	Filed Herewith

23.2	Consent of PricewaterhouseCoopers LLP	—	—	Filed Herewith

23.3	Consent of Graubard Miller (included in Exhibit 5.1)	—	—	—

24.1	Power of Attorney (included on signature page of this Registration Statement)	—	—	—

Item 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in New York, New York on August 4, 2004.

LADENBURG THALMANN FINANCIAL SERVICES INC. (Registrant)
By:	/s/ Charles I. Johnston
	Name:	Charles I. Johnston
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles I. Johnston, Joseph Giovanniello Jr. and Salvatore Giardina, and each of them, with full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, any and all amendments thereto (including post-effective amendments), any subsequent Registration Statements filed by the Company pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and any amendments thereto and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles I. Johnston Charles I. Johnston	President, Chief Executive Officer and Director (Principal Executive Officer)	August 4, 2004

/s/ Salvatore Giardina Salvatore Giardina	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 4, 2004

/s/ Henry C. Beinstein Henry C. Beinstein	Director	August 4, 2004

/s/ Robert J. Eide Robert J. Eide	Director	August 4, 2004

Signature	Title	Date

/s/ Phillip Frost Phillip Frost, M.D.	Director	August 4, 2004

/s/ Richard J. Lampen Richard J. Lampen	Director	August 4, 2004

/s/ Howard M. Lorber Howard M. Lorber	Director	August 4, 2004

/s/ Vincent A. Mangone Vincent A. Mangone	Director	August 4, 2004

/s/ Richard J. Rosenstock Richard J. Rosenstock	Director	August 4, 2004

/s/ Mark Zeitchick Mark Zeitchick	Director	August 4, 2004